Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

Including interest on deposits	For the three months ended March 31,	Year Ended December 31,
	2018	2017	2016	2015	2014	2013
Income before taxes	$11,241	$31,026	$13,869	$14,442	$13,190	$11,407
Add: Fixed charges, including interest on deposits	6,391	16,921	9,387	6,948	5,727	5,929

Earnings, including interest on deposits	$17,632	$47,947	$23,256	$21,390	$18,917	$17,336
Interest expense, including interest on deposits and amortized premiums and discounts related to indebtedness	$6,336	$16,691	$9,202	$6,766	$5,433	$5,610
Portion of rent representative of interest (1)	55	230	185	182	294	319

Fixed charges, including interest on deposits	$6,391	$16,921	$9,387	$6,948	$5,727	$5,929

Ratio of earnings to fixed charges, including interest on deposits	2.76	2.83	2.48	3.08	3.30	2.92

Excluding interest on deposits	For the three months ended March 31,	Year Ended December 31,
	2018	2017	2016	2015	2014	2013
Income before taxes	$11,241	$31,026	$13,869	$14,442	$13,190	$11,407
Add: Fixed charges, excluding interest on deposits	1,673	4,199	2,345	2,022	1,643	1,547

Earnings, excluding interest on deposits	$12,914	$35,225	$16,214	$16,464	$14,833	$12,954
Interest expense, including interest on deposits and amortized premiums and discounts related to indebtedness	$6,336	$16,691	$9,202	$6,766	$5,433	$5,610
Interest expense on deposits	(4,718)	(12,722)	(7,042)	(4,926)	(4,084)	(4,382)
Portion of rent representative of interest (1)	55	230	185	182	294	319

Fixed charges, excluding interest on deposits	$1,673	$4,199	$2,345	$2,022	$1,643	$1,547

Ratio of earnings to fixed charges, excluding interest on deposits	7.72	8.39	6.91	8.14	9.03	8.37

(1)	The portion of rent representative of interest is calculated as one-third of total rent expense, which management believes is a reasonable estimate.